

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

<u>Via E-mail</u>
Andrei Kriukov
President
Punto Group, Corp.
1810 E. Sahara Ave., Office 216
Las Vegas, NV 89104

> **Re:** **Punto Group, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 18, 2015**
> **File No. 333-200529**

Dear Mr. Kriukov:

We have reviewed your amended registration statement and have the following comment.

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accountant, page F-1</u>

1.   Please have your independent registered public accountant revise the last paragraph of its audit report to delete the phrase "as required by paragraph h of PCAOB interim auditing standard AU 508.08." Please note that this is not part of the auditor's standard audit report, but solely a reference to the auditing standard that provides the form of the auditor's standard report.

You may contact Laura Veator, Staff Accountant at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-Mail</u>
       John T. Root, Jr. Esq.